BARR NECESSITIES, INC.

Financial Statements and Report
Unaudited
December 31, 2021

Barr Necessities, Inc.
Table of Contents

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These financial statements are prepared in good faith in accordance with generally accepted accounting principles (GAAP). They are unaudited by any financial services or accounting firm.

Barr Necessities, Inc.
Balance Sheet

As of December 31	2021	2020
Assets		
Current assets		
Cash	$ 156,172	$ 119,384
Accounts receivable	25,426	19,260
Inventory	26,800	20,597
Prepaid expense	22,250	20,923
Other current assets	2,046	1,516
Total current assets	232,694	181,680
Total assets	**$ 232,694**	**$ 181,680**
Liabilities and shareholder's equity		
Current liabilities		
Accounts payable	89,849	48,419
Sales tax payable	1,083	479
Total current liabilities	90,932	48,898
Non-current liabilities		
Long-term loans payable	120,810	129,088
Note payable	100,000	100,000
Total non-current liabilities	220,810	229,088
Total liabilities	311,742	277,986
Shareholder's equity		
Capital contributions	75,748	25,309
Retained earnings	- 121,615	- 121,615
Net income/loss	- 33,181	-
Total shareholder's equity	- 79,048	- 96,306
Total liabilities and shareholder's equity	**$ 232,694**	**$ 181,680**

Barr Necessities, Inc.
Income Statement

For the year ended December 31		2021		2020
Sales income	$	191,307	$	184,508
Cost of Goods Sold		87,511		81,120
Gross Profit		103,796		103,388
Expenses				
Advertising and Marketing		33,550		41,999
General and Administrative		84,966		115,375
Selling and Logistics		32,714		29,257
Total expenses		151,230		186,631
Net operating income	-	47,434	-	83,243
Other income and expenses		14,253		-
Net income/loss	$	**-33,181**	$	**-83,243**

Barr Necessities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities		
Net loss	$	-33,181
Increase/decrease in accounts receivable	-	6,166
Increase/decrease in inventory	-	6,203
Increase/decrease in prepaid expense	-	1,327
Increase/decrease in other current assets	-	530
Increase/decrease in accounts payable		41,430
Increase/decrease in sales tax payable		604
Net cash used in operating activities	-	5,373
Cash flows from investing activities		-
Net cash used in investing activities		-
Cash flows from financing activities		
Proceeds from long-term loans	-	8,278
Capital contributions		99,618
Distributions to shareholders	-	49,179
Net cash proceeds from financing activities		42,161
Net change in cash		
Cash, beginning balance		119,384
Cash, ending balance	$	**156,172**

Barr Necessities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2021

Balance, January 1, 2021	$	-96,306
Capital contributions during the year		99,618
Net income/loss	-	33,181
Drawings	-	49,179
Balance, December 31, 2021	**$**	**-79,048**

Barr Necessities, Inc.
Notes to Financial Statements

1. Organization and Nature of Business

Barr Necessities, Inc. was incorporated in the state of Delaware on January 14, 2020. The Company began opera
in 2018 and has continued those operations to the present. The Company sells cookies of different flavors.

2. Summary of Significant Accounting Policies

Accounting Principles

The financial statements are prepared in accordance with US generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates an
judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure
contingent liabilities. The Company bases its estimates on historical experience and on various other assumption
are believed to be reasonable under the circumstances, the results from which form the basis for making judgeme
about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results i
differ from these estimates under different assumptions or conditions.

Cash

Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon
acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31,
deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC
Company held no deposits in excess of FDIC limits as of December 31, 2021. The Company has not experience
losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly
transaction between market participants at the measurement date. The authoritative guidance for fair value
measurements established a framework for measuring fair value and established a three-level valuation hierarch
disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active mark
The Company's Level 1 assets consist of its
marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices
identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value du
the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party
of the balances.